One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct +1 617 275 8364 Fax

August 24, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 29

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 29 to the Registrant’s registration statement on Form N-1A. PEA No. 29 was filed in connection with the launch of a new series of the Registrant, Harbor Multi-Asset Explorer ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 29.

COMMENT 1:	(Prospectus) Please provide the Annual Fund Operating Expenses table and the Expense Example prior to the filing’s effective date.

Response:	The Registrant has included the completed Annual Fund Operating Expenses table and the Expense Example as Appendix A to this letter.

COMMENT 2:

(Prospectus)

Given that part of the Fund’s investment objective is to limit downside risk, please clarify what aspects of the principal investment strategy are designed to limit downside risk. Please ensure that your disclosure addresses any tradeoffs or limitations associated with limiting downside risk.

Response:	The Registrant has incorporated this comment and revised the principal investment strategy disclosure as presented in Appendix B.

COMMENT 3:	(Prospectus) Please clarify how the Fund will gain exposure to commodities.

Response:	The Registrant respectfully notes that the existing disclosure states that the Fund will gain exposure to commodities (and other asset classes) by investing in Underlying Funds that provide exposure to that asset class. Accordingly, the Registrant believes that the current disclosure is adequate.

COMMENT 4:

(Prospectus)

Please specify the “other types of alternative investments” in which the Fund will invest as part of its principal investment strategy. Please supplementally confirm that the “other types of alternative investments” do not include private funds.

Response:	The Registrant has deleted the reference to “other types of alternative investments.” The Registrant confirms that the Fund will not invest in private funds.

COMMENT 5:

(Prospectus)

The Fund’s principal investment strategy indicates that it will invest in Underlying Funds that include funds designed to provide exposure to particular sectors or industries. Communication services, financials and technology are listed as examples of sectors to which the Fund may seek exposure. Please consider if it would be appropriate to add principal risk disclosure corresponding to these sectors.

Response:

As communication services, financials and technology are only included as examples of sectors to which the Fund may seek exposure, the Registrant does not feel that principal risk disclosure corresponding to each of these sectors is necessary. However, the Registrant has included the following principal risk disclosure:

“Sector Risk: To the extent that the Fund has significant exposure to a particular sector or commodity, the Fund will be subject to the risk that economic, political or other conditions that have a negative effect on that sector or commodity will negatively impact the Fund to a greater extent than if the Fund’s assets were invested in a wider variety of sectors or commodities.”

COMMENT 6:

(Prospectus)

The disclosure in the Principal Investment Strategy section states that “[t]he Fund may also invest directly in equity and fixed income securities and derivatives, such as futures and options.” Please provide more detail about when and/or why the Fund will invest directly in equity and fixed income securities, as opposed to indirectly through ETFs. Please also provide more detail about when and/or why the Fund will invest in derivatives and specify the types of derivatives in which the Fund will invest.

Response:	The Registrant has incorporated this comment and revised the principal investment strategy disclosure as presented in Appendix B.

COMMENT 7:

(Prospectus)

Please revise the description of the GLI Framework so that it is written in plain English. Specifically, please describe what the GLI Framework is and what it does. Please also describe how the Advisor uses the GLI Framework to make asset allocation decisions. Please state what the three macro factors referenced in the last sentence of the third paragraph in the Principal Investment Strategies section are and please explain how they relate to business cycles.

Response:	The Registrant has incorporated this comment and revised the principal investment strategy disclosure as presented in Appendix B.

COMMENT 8:

(Prospectus)

Please revise the description of the Advisor’s investment process in the fourth paragraph in the Principal Investment Strategies section so that it is written in plain English. Please state what the Fund’s purpose is and how its principal investment strategy fulfills it. Please also explain how the Advisor makes decisions and constructs the Fund’s portfolio.

Response:	The Registrant has incorporated this comment and revised the principal investment strategy disclosure as presented in Appendix B.

COMMENT 9:	(Prospectus) The Principal Risks include mortgage- and asset-backed securities risk. Please add principal investment strategy disclosure corresponding to these risks.

Response:	The Fund intends to gain exposure to various asset classes by investing in Underlying Funds, each of which is subject to its own principal risks by virtue of its investment objective and strategies. To the extent the Fund invests in an Underlying Fund, the Fund may be exposed to the principal risks of that Underlying Fund. Accordingly, certain of the risks listed in the Fund’s Principal Risks section are included due to the Fund’s potential investment in an Underlying Fund that is subject to such risks, including mortgage- and asset-backed securities risk. Because the Fund’s investment in Underlying Funds is prominently discussed in the Principal Investment Strategies section, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 10:

(Prospectus)

The section titled “The Advisor” contains generic disclosure related to the Advisor’s subadvised funds. Please remove this disclosure as the Advisor manages the Fund directly. If this is accurate, please advise as to why this should be included.

Response:	The Registrant respectfully notes that the disclosure contained in this section is provided in response to Item 10 of Form N-1A. The information required by Item 10 includes a description of the “investment adviser’s experience as an investment adviser . . . .” The discussion of the Advisor’s subadvised funds is included with discussion of the Advisor’s experience managing funds directly. The purpose of the disclosure is to describe the Advisor’s experience as an investment adviser. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 11:

(SAI)

Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:

The Registrant respectfully notes that the Fund’s concentration policy contemplates excluding the securities of investment companies when determining whether 25% or more of the Fund’s assets are invested in a particular industry. The Registrant is not aware of a requirement to “look through” Underlying Fund investments for purposes of administering the Fund’s concentration policy. Therefore, the Registrant feels that the decision to exclude the securities of investment companies, which are not likely to be easily classified as belonging to a particular industry due to aggregate investment in one or more industries, from this calculation is appropriate. The Registrant further notes that it has included disclosure which states “[g]reater than 25% of the Fund’s total assets may be indirectly exposed to a particular industry through its investment in one or more Underlying Funds.” The Registrant feels that this disclosure adequately informs investors of the potential result of excluding the securities of investment companies when evaluating the Fund’s compliance with its concentration policy.

For these reasons, the Registrant respectfully declines to make any changes in response to this comment. However, to the extent the Advisor determines that an investment in an Underlying Fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Advisor will ensure that the Fund has appropriate risk disclosure relating to that investment.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Diana R. Podgorny, Esq.
Brett Strickland, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

Appendix A

Appendix B

To seek to achieve the Fund’s investment objective, Harbor Capital Advisors Inc., the Fund’s investment adviser (the “Advisor”), allocates the Fund’s assets among various asset classes and market sectors based on its assessment of ~~U.S. and~~ global economic and market conditions, primarily through investments in a diversified portfolio of exchange-traded funds, including other funds managed by the Advisor (“Underlying Funds”).

The Fund invests in Underlying Funds that provide exposure to one or more broad asset classes, such as ~~stocks~~equities, fixed income securities of any credit quality (including below-investment grade bonds, also known as high-yield bonds or “junk” bonds), real estate investment trusts, commodities, ~~other types of alternative investments,~~ and cash and cash equivalents. The Fund invests, through Underlying Funds, in markets around the world, including both in developed and emerging markets. The Fund generally invests in Underlying Funds that seek to track indices, including those designed to provide exposure to particular sectors or industries (such as communication services, financials and/or technology) or style factors (such as growth, value, and/or low volatility). However, the Fund may invest in Underlying Funds that are actively managed. ~~The Fund~~ While the Fund generally invests through Underlying Funds, it may also invest directly in equity and fixed income securities and derivatives, such as futures and options, in limited circumstances where the Advisor believes that a particular exposure is better achieved through direct investments.

The Advisor’s ~~process is discretionary and driven by judgement. The Advisor utilizes a~~ broad-based approach ~~with~~to managing the Fund combines both systematic and discretionary research ~~to inform that judgement~~and analysis. In managing the Fund, the Advisor seeks to understand the economic and business cycle, and the risks and opportunities the current cycle presents using its proprietary multi-factor model that includes growth, liquidity, and inflation ~~framework~~factors (the “~~GLI Framework~~model”). The ~~GLI Framework marries both systematic research and discretionary research to categorize~~model categorizes the business cycle into various regimes based ~~upon~~primarily on the intersection of these three macro factors – growth, liquidity, and inflation – using a probabilistic approach to assess the future state of these factors. The Fund employs an asset allocation strategy driven by regime modeling, which seeks to capture upside during risk-friendly business cycle regimes and preserve capital in risk-averse regimes. The Fund utilizes a four-step process that involves: (1) regime identification; (2) return estimation; (3) portfolio construction; and (4) qualitative review.

~~First~~Step~~, the~~1 – Regime Identification. The Advisor utilizes the output of the systematic ~~GLI Framework~~model to determine the ~~current regime of the~~prevailing business cycle~~,~~ or the regime~~“Business Cycle Glide Path”. The Advisor further refines this assessment utilizing a combination of judgment~~Within the model, ~~systematic research and econometric forecasting~~growth factors are used to ~~(which is a tool that identifies relationships among economic variables to~~measure economic growth conditions; ~~forecast future developments~~liquidity factors are~~) to assign probabilities of how the growth~~used to measure the credit, ~~liquidity~~cycle; and inflation factors ~~will likely transpire over different time horizons~~are used to measure the direction of trend inflation. The ~~Advisor~~identification~~’s determination of the Business Cycle Glide Path establishes the target level of volatility in the portfolio given the prevailing regime and sets the parameters for strategic asset allocation decisions~~ of the prevailing business cycle regime determines the risk parameters and general asset allocation~~. Second, by understanding the relationship between growth, liquidity and inflation factors and asset returns, the Advisor generates asset level expected returns and ranks the relative attractiveness for a broad universe of assets based on the prevailing regime at the time and expectations for how the economic backdrop will evolve in the future~~for the Fund. ~~Third, the Advisor utilizes various inputs to construct the final portfolio including various optimizations subject to the targeted level of volatility and strategic asset allocation parameters determined by the Business Cycle Glide Path, portfolio constraints and portfolio manager discretion. Lastly, the Advisor conducts bottom up, fundamental research to identify asset classes and sectors that the Advisor believes will have positive risk/return profiles in light of the Advisor’s GLI expectations, as well as bottom up factors such as valuation, sentiment and fundamental research. The Advisor then invests in Underlying Funds corresponding to those asset classes and sectors.~~

Step 2 – Return Estimation. The Advisor’s model systematically generates return estimates for a population of assets reflecting global equities, credit, core bonds, currencies, and commodities.

Step 3 – Portfolio Construction. The Advisor conducts various portfolio optimizations using estimates for risk, correlation and returns, targeting the portfolio risk parameters identified as described in step 1 and using the expected returns identified in step 2.

Step 4 – Qualitative Review of the Fund’s Portfolio. The Advisor adjusts portfolio positions to reflect discretionary analysis, including, but not limited to, valuation, sentiment, and sector fundamentals. The Fund’s portfolio managers balance the optimal portfolio identified solely based upon the systematic model against the opportunities identified through their discretionary analysis, subject to controlled ranges for deviation from the optimized portfolio in terms of relative volatility and tracking error. (Tracking error is a measure of the risk in an investment portfolio that is due to active management decisions.) The Advisor is also permitted to make broader changes to the asset allocation suggested by the systematic model but expects to do so only in limited situations. The resulting portfolio is then implemented by the Advisor by investing the Fund’s assets primarily in Underlying Funds.

Because the Fund’s targeted risk is largely determined by the systematically identified regime; the Fund’s portfolio may at times be positioned defensively during risk-averse regimes. This may help the Fund’s portfolio to preserve capital during drawdowns. However, if assets such as equities and credit perform well during a risk-averse regime when the Fund’s portfolio is defensively positioned, the Fund’s portfolio may underperform relative to the broader market.

The Advisor may sell a holding if the Advisor’s outlook on an asset class or sector changes or the Advisor identifies what it believes to be a more attractive investment opportunity. The portfolio will generally be rebalanced on a monthly basis, although the Advisor reserves the right to rebalance the portfolio at other times in response to market conditions.

The Fund has wide flexibility in the relative weightings of asset classes and sectors and the Fund’s asset allocation can change significantly over time based on the Adviser’s outlook for the global economy and market conditions. The Fund may at times engage in active and frequent trading to achieve its principal investment strategies.